SilverCrest Announces Second Quarter Earnings of $790,000 and
Cash Flow from Operations of $3.1M

TSX-V: SVL	For Immediate Release

VANCOUVER, B.C. August 30, 2011 – SilverCrest Mines Inc. (the “Company” or “SilverCrest”) is pleased to announce strong positive cash flow, earnings and operating results in line with budgeted projections for its first quarter of commercial production at its Santa Elena Mine in Sonora, Mexico. This press release should be read in conjunction with the Company’s Manangement Discussion & Analysis, Condensed Consolidated Interim Financial Statements and Notes to Financial Statements for the six month period ended June 30, 2011, available on the Company’s website at www.silvercrestmines.com and on SEDAR at www.sedar.com. All monetary figures are expressed in United States dollars unless otherwise specified.

The results for the three month period ended June 30, 2011 is the first quarter SilverCrest has reported production revenues and expenses.

Three months ended
Financial Highlights	June 30, 2011
Revenue reported	$8,556,261
Mine operating earnings (1)	$5,705,087
Comprehensive earnings before loss on non-cash derivative instruments	$4,296,517
Comprehensive earnings	$790,429
Comprehensive earnings per share	$0.01

Cash flow from operations before changes in working capital items	$3,113,371
Cash and cash equivalents	$33,320,876
Cash operating cost per silver equivalent ounce sold (2)	$8.27

Operating Highlights

Tonnes of ore mined	249,217
Tonnes of waste mined	707,553
Waste/Ore ratio	2.84

Ounces of silver produced	74,678
Ounces of gold produced	5,476
Ounces of silver sold	70,326
Ounces of gold sold	4,300

(1) Mine operatings earnings have not been adjusted for non cash revenue which consists $2,007,810 from derivative instruments and $322,725 from deferred revenue.
(2) Silver equivalence was calculated using market spot rates of $1,505.50 per gold ounce and $35.02 per silver ounce at June 30, 2011

Highlights for the Second Quarter Ended June 30, 2011 Second Quarter Financial Highlights

Revenues reported from the Santa Elena Mine amounted to $8,556,261. Silver sales were 70,325 ounces at an average realized price of $38.90. Gold delivered into the Macquarie Bank Ltd. (“MBL”) Hedging Facility was 3,440 ounces at an average realized price of $926.50. Included in revenue is a non cash amount of $2,007,810 representing the difference between the market spot price at the date of delivery for gold and the hedge price of $926.50 per ounce settled in the quarter. The Company also recorded gold sales of $623,705 related to the delivery of 860 gold ounces to Sandstorm Gold Ltd. (“Sandstorm”), which consists of $300,979 of cash received and $322,725 from amortization of deferred revenue.

Cost of sales amounted to $2,109,801 which is a cash operating cost of $8.27 per silver equivalent ounce sold. Cash operating costs are consistent with the Santa Elena Life of Mine budget projections for 2011.

Other net expense items amounted to $4,914,658 which primarily relates to loss on derivative instruments of $3,506,089. Under IFRS the Company’s derivative instruments are fair valued at the financial position date with the resulting gain or losses included in the operating results for the period. The derivative loss comprises $3,221,089 relating to the incremental fair value of the MBL Hedging Facility and $285,000 relating to the incremental fair value of the MBL European gold call option which represents the difference between the average market spot price of gold for the quarter and strike price of $926.50 per ounce for the Hedging Facility and $1,000 per ounce for the European gold call option respectively.

Comprehensive earnings for the quarter were $790,429 or $.01 per share compared to a comprehensive loss of $(8,892,761) or $(0.15) per share for Q2 2010.

The Company made a loan repayment of $800,000 from Santa Elena production revenues to MBL and subsequent to June 30, 2011, made further loan repayments of $2,000,000 from production revenues. Loan obligations of $3.6 million remain for fiscal 2011.

The Company completed a prospectus financing for total gross proceeds of CAD$30 million. Cash and cash equivalents were $33.3 million at June 30, 2011 of which only $1.5 million is designated cash.

Second Quarter Operating Highlights

Approximately 249,000 tonnes of ore were mined, crushed and delivered to the pad at the Santa Elena Mine. The high grade ore (average grade of 1.91 gpt Au and 44.08 gpt Ag) of the Main zone is now being mined and will provide the bulk of the ore to be mined in 2011. Crusher throughput averaged 2,737 tonnes per day which is above the design throughput capacity of 2,500 tpd. Optimization of the various operating parameters of the crusher has been completed in order to ensure a steady state of production at design capacity.

During the quarter, 74,678 ounces of silver and 5,476 ounces of gold were produced as dore, with a significant amount of silver and gold still in solution for processing and recovery. The Company sold 70,326 ounces of silver and 4,300 ounces of gold. The Company also delivered 860 ounces of gold under its gold stream contract with Sandstorm, and delivered 3,440 ounces under the gold price protection program with MBL. Results are consistent with the Santa Elena Life of Mine budget projections for 2011.

No lost time accidents occurred. Since construction started in October 2009 there has been no lost time accidents with over 563,000 hours worked by June 30, 2011.

J. Scott Drever, President stated; “Achieving commercial production in June was an important and exciting milestone for the Company but more importantly we have been able to generate significant positive cash flow and earnings early in the development of the Santa Elena Mine. To date in 2011 the Company has generated metal sales of $13.4 million, of which $4.8 million was capitalized in the three months to March 31, 2011. By achieving a cash operating cost of $8.27 per ounce of silver equivalent at this early stage we have met our initial expectations but we will continue to optimize our operations so as to reduce this cost. With a cash balance of $33.3 million and increasing operational cash flows we should be able to achieve both our financial and growth objectives.”.

Outlook for the remainder of 2011

As part of the Company’s Expansion Plan to double production over the next three years, an estimated 45 hole infill drill program comprising approximately 5,000 metres is set to commence in the third quarter at Cruz de Mayo, a satellite property of Santa Elena Mine, to increase and upgrade resources to a Pre-Feasibility level. Engineering and selection of contractors is underway for commencement of an underground decline at the Santa Elena Mine in the fourth quarter which upon completion, will provide access to further explore, potentially expand and develop the current silver and gold resources below the planned ultimate pit

The La Joya Project Phase 1, 26 diamond drill hole program, comprising approximately 5,500 metres, has just been completed. Work is underway to prepare an initial 43-101 compliant Technical Report with a resource estimation. Based on success of Phase I, a Phase II, 10,000 metre drill program consisting of approximately 50 drill holes, is planned to start in the fourth quarter of 2011.

The Qualified Person under National Instrument (NI 43-101) Standards of Disclosure for Mineral Projects for this News Release is N. Eric Fier, CPG, P.Eng, and Chief Operating Officer for SilverCrest Mines Inc., who has reviewed and approved its contents.

SilverCrest Mines Inc. (TSX-V: SVL) is a Mexican precious metals producer with headquarters based in Vancouver, BC. SilverCrest’s flagship property is the 100%-owned Santa Elena Mine, which is located 150km northeast of Hermosillo, near Banamichi in the State of Sonora, México. The mine is a high-grade, epithermal gold and silver producer, with an estimated life of mine cash cost of $8 per ounce of silver equivalent (55:1 Ag:Au). SilverCrest anticipates that the 2,500 tonnes per day facility should recover approximately 4,805,000 ounces of silver and 179,000 ounces of gold over the 6.5 year life of the open pit phase of the Santa Elena Mine.

“J. Scott Drever”	Contact:	Fred Cooper
	Telephone:	(604) 694-1730
	Fax:	(604) 694-1761
	Toll Free:	1-866-691-1730
J. Scott Drever, President	Email:	info@silvercrestmines.com
SILVERCREST MINES INC.	Website:	www.silvercrestmines.com
570 Granville Street, Suite 501
Vancouver, British Columbia V6C 3P1

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